UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section
JUN 14 2021
Washington DC
416

ANI

21004449

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SEC FILE NUMBER
8-32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Suite B-14
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Conway 480-247-6874
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 5/28/2021

PAMELA JANE REINMUTH
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
COMMISSION # 572691
MY COMMISSION EXPIRES
OCTOBER 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Fairport Capital, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2021, and the related statements of comprehensive income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Supplementary Information, incuding net capital information and exemption review, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

China Spring, TX
May 26, 2021

We have served as the Fairport Capital, Inc.'s auditor since 2019.

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2021

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

Fairport Capital Inc.
Statement of Financial Condition
March 31, 2021

Assets

Current assets		
Cash and equivalents	$	205,564
Commissions receivable		50,905
Total current assets		256,469
Property and equipment		
Office equipment		5,864
Accumulated depreciation		(5,864)
Net property and equipment		-
Other assets		
Right of use lease		6,006
Security deposit		1,200
Total other assets		7,206
Total assets	$	263,675

Liabilities and Shareholder's Equity

Current liabilities		
Accounts payable	$	164,648
Credit card payable		2,247
Accrued liabilities		7,500
Income taxes payable		5,501
Short term portion of debt		20,833
Total current liabilities		200,729
Other liabilities		
Lease liability		6,186
Total liabilities		206,915
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares		43,950
Treasury stock - at cost		(14,180)
Retained earnings		26,990
Total shareholder's equity		56,760
Total liabilities and shareholder's equity	$	263,675

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Income and Changes in Retained Earnings
For the Year Ended March 31, 2021

Revenues		
Commisions from mutual funds	$	236,886
Insurance commissions		327,063
Private placements		71,000
PPP loan forgiven		19,245
Interest income		192
Reimbursed expenses		6,500
Total revenues		660,886
Operating expenses		
Auto		24,924
Client development		13,361
Commissions paid		479,177
Consulting		2,910
Contributions		800
Dues and subscriptions		1,074
Insurance		830
Medical benefit plan		41,128
Office supplies		13,721
Other taxes		930
Postage		328
Professional fees		10,292
Regulatory fees		14,602
Rent		17,223
Telephone		5,010
Travel		7,796
Total operating expenses		644,106
Net income before taxes		16,780
Tax provision		
Current tax provision		1,424
Total tax provision		1,424
Net income after taxes		15,356
Beginning retained earnings		11,634
Ending retained earnings	$	26,990

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2021

	Common Stock	Treasury Stock	Retained Earnings
Beginning	$ 43,950	$ (14,180)	$ 11,634
Net income	-	-	15,356
Ending	$ 43,950	$ (14,180)	$ 26,990

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Cash Flows
For the Year Ended March 31, 2021

Cash flows from operating activities:		
Net income	$	15,356
Adjustments to reconcile change in net income		
to cash provided (used) by operating activities:		
Increase in commissions receivable		(29,090)
Increase in accounts payable		29,548
Increase in credit card payable		2,247
Increase in income taxes payable		1,424
Right of use lease asset adjustment		(434)
Total adjustments		3,695
Net cash provided by operating activities		19,051
Cash flows from investing activities:		
Amount borrowed under PPP Loan		40,078
Amount forgiven under PPP Loan		(19,245)
Net cash provided by investing activities		20,833
Net increase in cash and cash equivalents		39,884
Beginning cash and cash equivalents		165,680
Ending cash and cash equivalents	$	205,564
Supplemental disclosures of cash flow information:		
Taxes paid	$	930

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells insurance products and fixed and variable annuities, among other retail type security products. The Company believes that its performance obligation is the sale of the insurance policy or security product to the insured or investors and as such is filled on the date the insurance policy is executed or trade date of the security product. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregation can be found on statement of operations for the year ended March 31, 2021.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2021 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Management has taken the position that it does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2018 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

Recent accounting pronouncements – Effective April 1, 2019, the Company adopted ASU 2016-02, which provides guidance on lease accounting. This change was applied prospectively from April 1, 2019 and there was immaterial impact, which was accounted for in current earnings.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $120,000 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

The Company paid $1,500 for the year ended March 31, 2021 to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The Company had no net deferred tax assets or liabilities as of March 31, 2021.

The components of income tax expense related to continuing operations at March 31, 2021 are as follows:

Federal		
Current provision (benefit)	$	931
Deferred provision (benefit)		-
		931
State		
Current provision		493
Deferred provision (benefit)		-
		493
Totals	$	1,424

NOTE 5 – NOTES PAYABLE AND DEBT

As of March 31, 2021, the Company has $20,833 of debt. This amount consists of a loan received by the Small Business Administration (described in further detail in **Note 9**). The loan program is designed to have the debt forgiven as long as certain conditions are met by the Company in the use of the funds. The Company will be applying for debt forgiveness during the year ended March 31, 2022. Therefore, the entire loan amount is classified as short-term debt.

NOTE 6 –LEASE COMMITMENTS

The Company adopted ASC-842 – Leases effective April 1, 2019. The impact on opening equity was immaterial. The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 5% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

2022	6,500
Total future lease payments	6,500
Less: imputed interest	(636)
Net liability at 3/31/21	$ 5,864

NOTE 7 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $25,488, which was $13,484 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 707 to 1.

NOTE 9 – RISKS AND UNCERTAINTIES

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the year ended March 31, 2022.

Pursuant to the global pandemic and the ensuing financial crisis, Federal loans became available under the new CARES Act. Management of the Company applied for two loans and received $40,078 in funding under the loan program. As of March 31, 2021, the first loan of $19,245 was forgiven. The second loan of $20,833 is expected to be forgiven during the year ended March 31, 2022. The loan program is designed to have the debt forgiven as long as certain conditions are met by the Company in the use of the funds.

Management believes it is well-positioned with enough liquid resources from current reserves as well as the continued success in generating commissions.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2021 through May 26, 2021, which is the date the financial statements were available to be issued.

Fairport Capital Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended March 31, 2021
Schedule I

Net Capital		
Total shareholder's equity	$	56,760
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		56,760
Additions/other credits:		
Total shareholder's equity and allowable subordinated liabilities		56,760
Non-allowable assets		
Commissions receivable		(50,905)
Security deposit		(1,200)
Total deductions/other charges		(52,105)
Tentative net capital	$	4,655
Add back - expected PPP Loan forgiveness	$	20,833
Net capital	$	25,488
Aggregate indebtedness		
Accounts payable and accrued expenses	$	179,896
Lease liability in excess of asset		180
Total aggregate indebtedness	$	180,076
Non aggregate indebtedness		
PPP loan	$	20,833
Total aggregate indebtedness	$	20,833
Computation of basic net capital requirement		
Minimum net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital required as a percentage of aggregate indebtedness	$	12,004
Net capital requirement	$	12,004
Excess net capital	$	13,484
Ratio: Aggregate indebtedness to net capital		707%

See report of independent registered public accounting firm.

Fairport Capital Inc.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended March 31, 2021
Schedule II

Net Capital as reported on 4th Quarter Focus	$	35,424
Adjustments from 4th Quarter Focus to Annual Audit		
Rent adjustment pursuant to ASC 842		325
Federal and state income tax provision		(1,424)
Accrue commissions		(4,005)
Accrue credit card payable		(2,248)
Reclassification of allowable and non-allowable assets		(23,417)
Expected PPP loan forgiveness		20,833
Total adjustments		(9,936)
Revised Net Capital as reported in the Annual Audit	$	25,488

See report of independent registered public accounting firm.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End March 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Pat Conway
Fairport Capital, Inc.
14358 N. Frank Lloyd
Wright Blvd., Suite B-14
Scottsdale, AZ 85260

Dear Pat Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. does not claim an exemption under SEA Rule 15c3-3 17 C.F.R. § 15c3-3(k) Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. *The Company is filingthis Exemption Report relying of Footnote 74 of the SEC Release No. 34-70073 adopting 17 C.F.R. §240. 17a-5.* Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

China Spring, Texas
May 26, 2021

Fairport Capital Inc.
Exemption Report Pursuant to Rule l5c3-3 of the
Securities and Exchange Commission
March 31, 2021

Fairport Capital Inc. (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(l) The Company does not claim an exemption from SEA Rule 1 5c3-3 under paragraph (k) of 17 C.F.R. §240.1 5c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 pursuant to the business activities and limitations set forth in the FINRA Membership Agreement.

I, Patrick A. Conway, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Patrick A. Conway
President

Fairport Capital, Inc.

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended March 31, 2021

Fairport Capital

March 31, 2021

SIPC 7 Reconciliation

Total Due	$ 107				
Overpayment Applied	$ 285				
Balance Due after Applied Overpayment	$ (182)				
			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$ -		n/a	n/a	SIPC
Paid with SIPC 7	$ -		n/a	n/a	SIPC
Total Paid	$ -				
Reconciled Difference (Overpayment) Underpayment	$ (182)				

TuttleBond
Certified Public Accountants

Fairport Capital, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2021

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Growth Partners Investment Banking is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a- 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through Fairport Capital, Inc., which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating airport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. airport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of April 01, 2020 through March 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC

China Spring, Texas
May 26, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com